 Ecopetrol Announces Changes to Senior Management

Bogotá, D.C., October 1, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") announced today that Cristina Toro Restrepo, Corporate Vice President of Legal Affairs and General Secretary, will continue to serve in that position through September 30, 2026, following the termination of her employment relationship by decision of the Company, effective as of that date.

Effective October 1, 2026, Silvia Restrepo García Reyes, currently Corporate and Shareholder Affairs Manager, will assume the role of acting Corporate Vice President of Legal Affairs and General Secretary.

The Company will disclose the appointment of a permanent Corporate Vice President of Legal Affairs and General Secretary once such appointment has been made.

The Company thanks Ms. Toro Restrepo for her leadership, contributions and accomplishments during her tenure and wishes her continued success in her future professional endeavors.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co